Domini Social Investments

532 Broadway, 9th Floor

New York, NY 10012

January 22, 2010

VIA ELECTRONIC MAIL

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

        Attn.: Ms. Patricia Williams

Re:	Domini Social Investment Trust
Registration Statement on From N-14 (File No. 333-163831)

Dear Ms. Williams:

This letter is in response to comments we received from the Staff of the Securities and Exchange Commission (the “Commission”) on January 15, 2010, and January 19, 2010, regarding the Registration Statement on Form N-14 filed by Domini Social Investment Trust (the “Registrant”) on December 18, 2009, relating to the reorganization of Domini European Social Equity Fund and Domini PacAsia Social Equity Fund into Domini International Social Equity Fund (the “Funds”), each a series of the Trust.

Below is a summary of the Staff’s comments regarding the Registration Statement and the Registrant’s responses thereto.

I.	General

1.	Comment: The Staff asked that the Registrant provide a letter to the Commission that includes certain “Tandy” acknowledgments with the Registrant’s response to the Staff’s comments.

Response: Attached is a letter from the Registrant to the Commission that contains the requested acknowledgments.

2.	Comment: The Staff requested that the Registrant provide in its response to the Staff’s comments its analysis of why Domini International Social Equity Fund will be treated as the accounting survivor of the reorganizations consistent with the factors set forth in the North American Security Trust no-action letter.

Response: The Domini International Social Equity Fund (formerly, the Domini European PacAsia Social Equity Fund) (the “Acquiring Fund”) will acquire the assets of each of the Domini European Social Equity Fund and the Domini PacAsia Social Equity Fund (each, a “Target Fund”) in connection with the reorganizations. The Acquiring Fund will be treated as the accounting survivor of the reorganizations in light of the factors set forth by the Staff in the North American Security Trust No-Action Letter (Pub. Avail. August 5, 1994), for determining what historical performance may be used by a surviving fund of a reorganization. In making this determination, the Registrant reviewed the attributes of the Acquiring Fund and each Target Fund and concluded that the attributes of the Acquiring Fund will, after consummation of the reorganizations, most closely resemble the attributes of the Acquiring Fund immediately preceding the consummation of the reorganizations rather than the attributes of either of the Target Funds. Specifically:

A. Investment Adviser: Each Fund is advised by Domini Social Investments, LLC and sub-advised by Wellington Management Company, LLP.

B. Investment Objectives, Policies, and Restrictions: Each Fund’s investment objective and fundamental investment policies are identical. Each Target Fund and the Acquiring Fund is managed using an investment approach that incorporates Domini’s social and environmental standards. However, unlike each Target Fund, the Acquiring Fund is not limited to investing in the securities of companies located in a specific geographic region. Rather, the Acquiring Fund invests, and will continue to invest after the consummation of the reorganizations, in securities of companies located throughout the world, including securities of companies located in the regions which were the focus of the Target Funds.

C. Expense Structure: Each Fund’s management fee and distribution and service fees are identical. Each Fund’s total operating expenses after fee waivers and expense reimbursements are the same.

D. Portfolio Composition: The portfolio holdings of Domini European Social Equity Fund consist primarily of equity securities and related investments of European companies. The portfolio holdings of Domini PacAsia Social Equity Fund consist primarily of equity securities and related investments of companies tied economically to the Asia-Pacific region. The portfolio holdings of the Acquiring Fund primarily consist of equity securities of companies located in Europe and the Asia-Pacific region. It is anticipated that the portfolio holdings of the Acquiring Fund will continue to consist primarily of equity securities of companies located in Europe and the Asia-Pacific region after the consummation of the reorganizations.

E. Asset Size: As of November 30, 2009, Domini European Social Equity Fund had assets of approximately $59 million, Domini PacAsia Social Equity Fund had assets of approximately $23 million, and the Acquiring Fund had assets of approximately $33 million. However, the Registrant believes that the fact that the Acquiring Fund’s investment objectives, policies and restrictions will be unchanged in connection with the reorganizations and that the Acquiring Fund’s portfolio composition is not anticipated to change after the consummation of the reorganizations outweighs the fact that one of the Target Funds is larger than the Acquiring Fund.

II.	Proxy Statement/Prospectus

1.	Comment: The Staff requested that the Registrant highlight the differences in risks among the Funds. She noted that Domini European Social Equity Fund and Domini PacAsia Social Equity Fund have significantly greater exposure to emerging markets than Domini International Social Equity Fund, and that there are also differences in country risk and geographic concentration among the Funds.

Response: The Registrant will make the requested change.

III.	Statement of Additional Information

1.	Comment: The Staff requested that the Registrant include an introduction to the Pro Forma Financial Statements that briefly describes the transaction, the entities participating in the transaction and the periods presented in the Pro Forma Financial Statements, and that explains what information is presented in the Pro Forma Financial Statements.

Response: The Registrant will make the requested change.

2.	Comment: The Staff noted that the column titled “Pro Forma Combined” in each of the Pro Forma Combined Portfolio of Investments, Pro Forma Combined Statement of Assets and Liabilities and Pro Forma Combined Statement of Operations should identify the surviving entity (for example, “Domini International Social Equity Fund Pro Forma Combined”)

Response: The Registrant will make the requested change.

3.	Comment: The Staff requested that the Registrant disclose the amount of the reorganization costs borne by each Fund and the basis for allocating such costs in the Notes to the Pro Forma Financial Statements.

Response: The Registrant will make the requested change.

* * * * * *

We hope that this letter addresses your comments with respect to the Registration Statement. If you should have any further questions, please do not hesitate to contact me at 212-217-1114.

Sincerely,

/s/ Megan L. Dunphy

Megan L. Dunphy

cc:	Toby Serkin
Jeremy Kantrowitz